Mail Stop 0407

      							July 29, 2005

Via U.S. Mail and Fax (410-540-5302)
Mr. Scott N. Greenberg
Chief Financial Officer
GP Strategies Corporation
777 Westchester Avenue
Fourth Floor
White Plains, NY  10604

	RE:	GP Strategies Corporation
      Forms 10-K and 10-K/A for the fiscal year ended December 31,
2004
		Filed March 17, 2005, April 5, 2005, April 29, 2005, and
		May 16, 2005, respectively
      Form 10-Q for the quarter ended March 31, 2005
		Filed May 13, 2005
		File No. 1-7234

Dear Mr. Greenberg:
      We have reviewed your supplemental response letter dated
June
20, 2005 as well as your filing and have the following comments. As noted in our comment letter dated May 31, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Forms 10-K and 10-K/A for the year ending December 31, 2004

Note 15 Business Segments, page 79

1. We note your responses to comments 2 and 3. To help us better understand your analysis and conclusions, please provide us with a copy of all of the reports that the chief operating decision maker reviews when allocating resources and assessing performance.
2. We note in your response to comment 2 your reference to "discrete financial information" prepared and analyzed by legal entity and by markets served. Please respond to each of the following comments regarding this information.

a. Provide us copies of this financial information.
b. Identify for us the additional management personnel that use this information to evaluate performance and explain to us why they are not considered to be a part of your CODM.
c. To facilitate our understanding of your organization, please provide us an organizational chart of your management structure, identifying each person and briefly describing their duties.
d. Explain to us what you mean by your statement "Such information is available to, but historically has not been used by the CODM or Board of Directors to assess the performance of the Company or to make decisions regarding the allocation of resources." Tell us how this information is made available to the CODM and the Board of Directors.
e. Explain to us why it is reasonable to conclude that the information is not used by your CODM and your Board of Directors when allocating resources and assessing performance.

*    *    *    *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage,
Accountant Branch Chief, at (202) 551-3361 if you have questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director

Mr. Scott N. Greenberg
GP Strategies Corporation
July 29, 2005
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